Exhibit 1

Translation of French language original

     DISCLOSURE BY THE DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF HAVAS SA
                    OF THEIR TRANSACTIONS IN HAVAS SECURITIES
                         DURING THE SECOND HALF OF 2004

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                                           GROSS FLOWS                                OPEN POSITIONS
                                     for the half-year period           as of the last day of the half-year period

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                                                                           Purchase                   Sale
                                  Purchases           Sales                Interests                Interests
-----------------------------------------------------------------------------------------------------------------------
Number of directors/                 6                  --                     --                       --
executive officers
concerned
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                                                                        Calls purchased   -       Calls sold   -
                                                                        -----------------------------------------------
Number of securities              253 870 *             --              Puts sold   -             Puts purchased   -
                                                                        -----------------------------------------------
                                                                        Deferred purchases   -    Deferred sales   -
-----------------------------------------------------------------------------------------------------------------------
Weighted average
price                              3.30                 --
(euros)
-----------------------------------------------------------------------------------------------------------------------

* Subscriptions to Havas' capital increase in October 2004